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Form of Proxy — Special Meeting to be held on March 30, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the approval of the Resolution.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	• Go to the following web site:
• Proxy Instructions must be received by 5:00 pm, Eastern Time, on March 28, 2005.	• Proxy Instructions must be received by 5:00 pm, Eastern Time, on March 28, 2005.
To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm, Eastern Time, on March 28, 2005. Please refer to the Management Information Circular/Proxy Statement for further information.

Appointment of Proxyholder

I/We being holder(s) of Intier Automotive Inc. hereby appoint: Donald J. Walker, Chairman, President and CEO, or failing him, Michael E. McCarthy, Executive Vice-President and CFO, or failing him, Bruce R. Cluney, Secretary	OR	Print the name of the person you are appointing if this person is someone other than Management appointees.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of INTIER AUTOMOTIVE INC. to be held at The Upper Canada Room, 18th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on March 30, 2005 at 11:00 am and at any adjournment or postponement thereof. Resolution Please read the resolution in full in the accompanying Management Information Circular/Proxy Statement.

	For	Against
1 BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:	☐	☐

1. the plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Intier Automotive Inc. ("Intier"), the full text of which is attached as Exhibit C to the Management Information Circular/Proxy Statement (the "Circular") of Intier dated March 7, 2005, as the same may be or may have been modified or amended, is hereby authorized, approved and adopted;

2. notwithstanding that this resolution has been passed by the Shareholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Intier are hereby authorized and empowered without further notice to, or approval of, the Shareholders (i) to amend the arrangement agreement entered into between Intier and Magna International Inc. on February 9, 2005 (the "Arrangement Agreement") or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3. any one or more officers of Intier is/are hereby authorized and directed, for and on behalf of Intier (and whether under the corporate seal of Intier or otherwise), to execute and to deliver Articles of Arrangement, all such other agreements, instruments, certificates, amendments and other documents, and to perform or cause to be performed all such other acts and things as such officer(s) may determine to be required, necessary or desirable in order to implement the Arrangement or otherwise give effect to the foregoing resolutions and the matters authorized hereby; and the execution of any such agreement, instrument, certificate, amendment or other document or the performance of any such act or thing shall be conclusive evidence of such determination by such officer(s).

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the approval of the Resolution.

Signature(s)

Date